

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

April 3, 2009

Edward J. McKeon
President and Chief Executive Officer
Western Reserve Bancorp, Inc.
4015 Medina Road
P.O. Box 585
Medina, Ohio 44258

> **Re:** **Western Reserve Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2009**
> **File No. 000-51264**

Dear Mr. McKeon:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney